

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2021

Michael Ryan
Company Secretary
Brookfield Infrastructure Corp
50 Vesey Street, 15th Floor
New York, NY 10281-1023

> **Re: Brookfield Infrastructure Corp. and and Brookfield Infrastructure Partners**
> **L.P.**
> **Amendments No. 4 and No. 5 to Registration statement on Form F-4**
> **Filed July 15, 2021 and July 21, 2021**
> **File No. 333-253365**

Dear Mr. Ryan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form F-4

General

1. We note your disclosure on page A-6 that the partnership has not received a consent to use the audit report in respect of Inter Pipeline Ltd.'s annual financial statements as at and for the year ended December 31, 2020. However, we note that on July 27, 2021 Inter Pipeline announced that its board of directors recommended acceptance of the revised takeover offer filed on July 19, 2021 from an affiliate of Brookfield Infrastructure Partners L.P. Accordingly, please revise to provide the audit consent to use the audit report in respect of IPL's annual financial statements as at and for the year ended December 31, 2020, or explain why you continue to be hindered in your efforts to obtain a consent. In your written response, describe the steps you have taken to obtain the audit consent. Refer

to Item 601(b)(23) of Regulation S-K and Rule 409 under the Securities Act of 1933.

2.   Your filing continues to disclose an "Alternative Transaction" and notes that one of the conditions to your offer, is that IPL does not agree to the alternative offer. You further state that your offer is a superior offer as compared to the alternative transaction. Please update your disclosures throughout in regards to the Alternative Transaction.

   Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief at (202) 551-3642 with any questions regarding our comments.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Elodie Gal